Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 12, 2012



Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                  Re: Guggenheim Defined Portfolios, Series 877
        Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 10
                               File No. 333-178550
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Dear Mr. Bartz:

     This letter is in response to the comment that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 877, filed January 27, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 10 (the "Trust"). This letter serves to respond to your comment concerning the Principal Investment Strategy section of the registration statement.

     1. Please add disclosure to the Principal Investment Strategy section that describes the "Commodity ETFs" included in the Trust portfolio.

     Response: The following paragraph has been added to the Principal Investment Strategy:

     The commodity ETFs included in the trust's portfolio invest directly in physical commodities, such as gold and silver, or in common stocks of companies involved in the production of certain commodities. See "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in commodities.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren